INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

July 18, 2013

Adam Turk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Comments to Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 12, 2013

File No. 000-53765

Dear Mr. Turk:

I am in receipt of your comment letter dated July 17, 2013 to the above-referenced report filed by Silver Falcon Mining, Inc.  I am leaving on vacation tomorrow, and will not be back in the office until July 30, 2013, and accordingly the company will be unable to complete a response within ten days of the date of your letter.  Accordingly, the company respectfully requests a ten day extension on the time to submit a response.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Cc:

Pierre Quilliam

Tom Ridenour